SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

DUBLIN, Ireland (January 29, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today provided an update as to the potential impact of U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid on the Company’s sales of Rapid HIV tests and as to the receipt and subsequent forgiveness of loans provided to several of the Company’s U.S. subsidiaries pursuant to Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

The Company is monitoring the potential impact of the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, and additional direction provided by the US Department of State, on HIV testing programs that utilise the Company’s two rapid HIV tests.  Based on the information currently available, the US government is pausing, subject to certain exemptions, all new funding obligations and sub-obligations of funding of foreign assistance programs, pending a 90 day review of such foreign assistance programs.  While the Company understands that on January 28, 2025, the U.S. government introduced a temporary waiver of the aforementioned funding pause for core life-saving medicine, medical services, food, shelter, and subsistence assistance, it is not clear what the impact will be on HIV testing programs that utilise the Company’s rapid HIV tests. As the U.S. government has funded such testing programs, this development could have an impact on the timing and quantity of rapid HIV tests sold by the Company, and its receipt of funds for the sale of such tests.

In January 2021, two of our U.S. based subsidiaries applied for and received loans totaling approximately $1.8 million under the Paycheck Protection Program (the “PPP”) of the CARES Act. In accordance with the requirements of the CARES Act, as amended by the Paycheck Protection Program Flexibility Act of 2020 (the “PPP Flexibility Act”), the PPP loans were to be forgiven under certain circumstances. In September 2021, the two subsidiaries applied for forgiveness of the loans and those loans were subsequently forgiven. As previously disclosed, while our subsidiaries believed at the time that they obtained the loans that they met all of the eligibility requirements under the CARES Act, they were notified by the Department of Justice in late October 2024 that the two subsidiaries may have not been eligible to receive those loans. The Company voluntarily conducted an internal review of the circumstances surrounding the loan process and has made a preliminary determination that due to changes in the guidelines for such loans, the two subsidiaries may have inadvertently not met the headcount eligibility criteria. During a January 28, 2025 videoconference among outside US Counsel engaged to respond to questions from the Civil Division of the Department of Justice about the aforementioned loans obtained by the two US. Subsidiaries, a lawyer employed by the Department of Justice raised, for the first time with the Company, the question of whether its U.S. subsidiaries met the headcount eligibility criteria for the first round of PPP loans in 2020, when the subsidiaries received approximately $4 million of loans which were subsequently forgiven. The criteria for eligibility was different for the two rounds of loans, and the Company believes that its U.S. subsidiaries met the eligibility criteria for the first round of loans based on guidance issued by the Small Business Administration at the time of the first round of loan applications and as a result of having a lower headcount arising from furloughs of employees that were not expected to be rehired. The Company and its counsel are now reviewing the circumstances surrounding the initial PPP loans.

If the U.S. subsidiaries were not eligible for those loans, the Company will likely be required to return the proceeds of those loans, pay interest, and may be subject to enforcement proceedings.

Forward-Looking Statements
This filing includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, continuing international government financial support for healthcare programs, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date: January 29 , 2025